                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                       Oxboro Medical International, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   691384 20 0
                                  ------------
                                 (CUSIP Number)

                                Girard P. Miller
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 371-2467
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

            September 29 and 30, 1999 and October 12, 26 and 29, 1999
            ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                Page 1 of 5 Pages

CUSIP No.     691384 20 0
-------------------------------------------
    1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           CMM Properties, LLC   c/o Gary W. Copperud
           (FEIN Not required)
--------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                   (a)
                                                                                                                 (b)
--------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See instructions)               00 (Cash Reserves)

--------------------------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   / /

--------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CMM Properties, LLC is a Limited Liability Company organized under the laws of the State of Colorado
--------------------------------------------------------------------------------------------------------------------------

                            7     SOLE VOTING POWER
     NUMBER OF
                                                           239,653
       SHARES            -------------------------------------------------------------------------------------------------

    BENEFICIALLY            8     SHARED VOTING POWER

      OWNED BY                                                -0-
                         -------------------------------------------------------------------------------------------------
       EACH
                            9     SOLE DISPOSITIVE POWER
     REPORTING
                                                           239,653
      PERSON             -------------------------------------------------------------------------------------------------

       WITH                 10    SHARED DISPOSITIVE POWER

                                                              -0-
--------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               239,653
--------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See instructions)                                                                                      /X/
--------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           According to the transfer agent for the Issuer, there were 885,020 shares of Common Stock outstanding at October 29, 1999. Assuming this number of shares outstanding as of the date of the events which require the filing of this schedule, the amount in Row 11 represents
           27.1% of the Issuer's outstanding shares. These share amounts reflect a 1-for-5 reverse stock split on the Issuer's shares, effective
           August 13, 1999.
-------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See instructions)

                               00 (Limited Liability Company)
-------------------------------------------------------------------------------------------------------------------------


                                               Page 2 of 5 Pages

CUSIP No. 691384 20 0

Item 1.    SECURITY AND ISSUER.

           (a) Title of Class of Securities: Common Stock, $.01 par value (the "Common Stock") and one-year Warrants immediately exercisable for purchase of Common Stock (the "Warrants")

           (b)      Name of Issuer: Oxboro Medical International, Inc.

           (c)      Address of Issuer's Principal Executive Offices:

                    13828 Lincoln Street, N.E.
                    Ham Lake, MN 55304

Item 2.    IDENTITY AND BACKGROUND.

           (a)      Name of Person Filing:  CMM Properties, LLC
                                            (the "Reporting Person")
                                            c/o Gary W. Copperud

           (b)      Business Address:

                    c/o Peak to Peak Financial
                    1730 South College Avenue, Box 20
                    Fort Collins, CO 80525

           (c)      Principal Occupation or Employment: Investments

           (d)      Conviction in a criminal proceeding during the last five
                    years:   No

           (e)      Subject, during the last five years, to a judgment, decree
                    or final order enjoining securities laws violations:    No

           (f) Citizenship: CMM Properties, LLC is a Colorado Limited Liability Company.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Cash reserves.

Item 4.    PURPOSE OF TRANSACTION.

           As reported in Item 5(c) below, the Reporting Person acquired an aggregate 119,296 shares of Common Stock and 59,648 Warrants for purchase of Common Stock of the Issuer as of October 29, 1999. All of the acquisitions resulted from the exercise of rights to purchase to which the Reporting Person was entitled pursuant to a Rights Offering described in the Issuer's registration statement on Form S-3 and effected by the Issuer on September 1, 1999 (the "Rights Offering"). The acquisitions were made by the Reporting Person for investment purposes.


                                Page 3 of 5 Pages

           (a) On July 22, 1999, as described in the Issuer's registration statement on Form S-3, the Reporting Person agreed to exercise purchase rights in the Issuer's Rights Offering, to the extent necessary to ensure the Issuer satisfied the net tangible asset requirement to continue to be listed on the Nasdaq Smallcap Market.

Item 5.    INTEREST IN SECURITIES OF ISSUER

           (a)      Number and Percentage of Class beneficially owned:

                    Pursuant to the Rights Offering effected by the Issuer, the Reporting Person purchased an aggregate 119,296 shares of Common Stock and 59,648 Warrants for purchase of Common Stock. The 239,653 securities, including the Warrants on an "as converted" basis, may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by the Reporting Person and these securities represent 27.1% of the total 885,020 shares of the Issuer reported by the Issuer's transfer agent as outstanding at October 29, 1999. All share amounts have been adjusted to reflect a 1-for-5 reverse stock split effected by the Issuer on August 13, 1999.

           (b) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

           (c)      Recent Transactions in Securities of the Issuer:

                    The Reporting Person purchased shares of Common Stock and Warrants for purchase of Common Stock of the Issuer on the dates set forth below and such transactions were made pursuant to the Rights Offering effected by the Issuer. Pursuant to the terms of the Rights Offering and for each share held at August 20, 1999, the Reporting Person was entitled to purchase two shares of Common Stock and one immediately exercisable Warrant for purchase of one share of Common Stock, at a purchase price of $2.50:

                                                                                                Total
                     Date of Purchase        No. of Shares           No. of Warrants       Purchase Price
                     ----------------        -------------           ---------------       --------------
                       09/29/99                  3,920                    1,960               $  4,900
                       09/30/99                  8,000                    4,000                $10,000
                       09/30/99                 18,628                    9,314                $23,285
                       10/12/99                 13,200                    6,600                $16,500
                       10/26/99                 20,660                   10,330                $25,825
                       10/29/99                 54,888                   27,444                $68,610


                                               Page 4 of 5 Pages

           (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                    Not applicable.

           (e)      Last Date on Which Reporting Person Ceased to be a 5%
                    Holder:

                    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, except that as described in the Issuer's Registration Statement on Form S-3, the Reporting Person has agreed to exercise purchase rights in the Issuer's Rights Offering, to the extent necessary to ensure that the Issuer satisfies the net tangible asset requirement to continue to be listed on the Nasdaq Smallcap Market. In addition, the Reporting Person has an informal, unwritten, non-binding understanding with Kenneth Brimmer, (who is mentioned in Item 5 above and who also is filing a Schedule 13(d)). Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addresses to the Issuer, which might affect the valuation of their respective investments.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

           (a) Registration Statement on Form S-3 as amended of Oxboro Medical International, Inc. filed on July 22, 1999 is incorporated by reference herein.

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 12, 1999.

                                     CMM PROPERTIES, LLC


                                     By:    /s/Gary W. Copperud
                                         --------------------------------
                                         Its:    Manager
                                             ----------------------------


                                Page 5 of 5 Pages